UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Agreement to end the strike and implement an efficiency plan in Dead Sea Works and Bromine Compounds

Item 1

May 29, 2015

Agreement to end the strike and implement an efficiency plan in Dead Sea Works and Bromine Compounds

Pursuant to the Company's financial statements for the first quarter of 2015, the Company wishes to report that on May 28, 2015 an agreement was signed between the subsidiary companies Dead Sea Works Ltd. and Bromine Compounds Ltd. and between the General Workers Council (Histadrut), the Dead Sea Works Ltd. Workers Council and the Bromine Compounds Ltd. Workers Council, ending the employment disputes and the legal proceedings pending between the parties, and allowing for the immediate return of the employees to full employment (hereinafter: the "Agreement").

The key points of the Agreement are as follows:

1.	210 employees shall voluntarily retire in the early retirement route.
2.	38 employees shall end their employment until December 31, 2015 in the severance pay route, and shall be entitled to special severance pay beyond that prescribed by law. The aforesaid employees shall be entitled to elect the voluntary retirement route, which would entitle them to financial bonuses in addition to the increased severance pay to which they were entitled under the severance pay route.
3.	The parties consent to the implementation of the efficiency plans in Dead Sea Works Ltd. and Bromine Compounds Ltd. and to the implementation of the plan to establish the regional shared services center (under ICL Israel) according to the accords and to a memorandum of understanding whose terms were also agreed upon between the parties.
4.	During the period beginning on signing of the Agreement and until completion of the efficiency plans or until December 31, 2018, according to the earliest (the "Efficiency Period"), no collective dismissal, including early retirement which is not voluntary, shall take place in Dead Sea Works Ltd. and in Bromine Compounds Ltd.

Despite the aforesaid, until July 1, 2017 the management of Bromine Compounds Ltd. may execute an early retirement plan which is not voluntary retirement, wherein up to 45 employees, included in a list agreed upon with the employees' representatives, shall retire subject to certain terms specified in the Agreement.

5.	For the purpose of implementing the efficiency plans, during the Efficiency Period, certain provisions were set in the Agreement. Among other things it was determined that the management may transfer employees subject to the terms provided in the Agreement, that the management may adjust the number of positions in the companies, perform structural and organizational changes, establish and operate new installations and projects.

6.	The management may transfer employees in accordance with the existing employment agreements, in addition to the transfer provisions mentioned in section 5.

The Company, together with its financial and legal advisors, is reviewing the effects of the strike, the strike’s end, the return of the plants to regular operation and the final amount of the provisions in connection with the Agreement's provisions pertaining early retirement and termination of employment of employees, on the financial results for the first half of 2015. At the time of publication of the financial statements for the first quarter, the Company estimated that if the strike continued on June 30, 2015, the impact on the results of the first half of 2015 would be about $250 million. In light of the early termination of the strike, the provisions of the final Agreement and the costs of reactivating the plants, the financial effects may differ from the aforesaid Company's estimations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 29, 2015